



Corporate Profile

Hawkins is a progressive concern supplying chemicals, delivery systems and expertise to improve the environment, create alternative solutions for delivery and assist customers in creating new offerings across many markets. Our primary focus has traditionally been on the sale, delivery and safe handling of bulk chemicals. Today, the Company is becoming more specialized, working with customers with very exacting specifications who seek appropriate and innovative alternatives to meet their needs.

Hawkins serves customers primarily on a regional basis in the Industrial segment in the fields of energy, electronics, chemical processing, pulp and paper, medical devices and plating. Food manufacturers and processing plants also benefit from Hawkins' chemical distribution, blending and related expertise. The Water Treatment segment provides water and waste-water treatment equipment and chemicals to improve the quality of life while operating in concert with the environment. The Pharmaceutical segment specializes in providing pharmaceutical chemicals to pharmacies and small-scale pharmaceutical manufacturers across the nation.

Financial Highlights

(In thousands, except per share data)	Fiscal Year Ended April 3, 2005	Fiscal Year Ended March 28, 2004	Fiscal Year Ended March 30, 2003
Operating Results			
Sales	$115,280	$107,028	$104,005
Net income	$ 8,092	$ 5,752	$ 8,430
Net income as a percent of sales	7.0%	5.4%	8.1%
Per Share Data			
Basic and diluted earnings	$ 0.79	$ 0.56	$ 0.83
Cash dividends declared	$ 0.36	$ 0.36	$ 0.33
Cash dividends paid	$ 0.36	$ 0.36	$ 0.30
Book value	$ 7.04	$ 6.65	$ 6.43
Financial Position			
Cash and investments available-for-sale	$ 26,807	$ 23,923	$ 24,256
Total assets	$ 87,658	$ 82,617	$ 81,099
Shareholders' equity	$ 72,200	$ 67,905	$ 65,714
Financial Ratios			
Gross margin	25.7%	26.1%	26.9%
Operating margin	10.0%	7.6%	12.6%
Return on average shareholders' equity	11.6%	8.6%	13.4%
Additional Information			
Weighted average number of shares outstanding – basic	10,217	10,217	10,217
Weighted average number of shares outstanding – diluted	10,223	10,217	10,217

To Our Shareholders

Fiscal 2005 proved to be a challenging yet rewarding year as economic conditions gradually improved and Hawkins benefited from strategic investments made in prior years.

Net sales for fiscal 2005 increased by 7.7 percent to $115.3 million. Similarly, net income improved to $8.1 million, or $0.79 per share, compared to $5.8 million and earnings per share of $0.56 one year ago. Last year's results included a one-time $3.0 million charge related to a litigation settlement in the pharmaceutical business (approximately $1.9 million, or $0.19 per share, after tax).

Sales in every segment of Hawkins' business improved in fiscal 2005. Water Treatment segment sales rose 5.7 percent to $41.5 million; Industrial segment sales were up 8.1 percent to $64.1 million and Pharmaceutical segment sales increased by $1.2 million or 14.1 percent to $9.6 million. Investments of past years are coming to fruition and contributing to both top and bottom line results.

Geographical expansion in select areas of the Upper Midwest, new products, and enhanced service capabilities proved instrumental in driving sales and profitability in the Water Treatment segment. Today, Hawkins' professionals in Minnesota, Wisconsin, North and South Dakota, Montana, Illinois, Nebraska and Iowa design unique chemical engineering programs to solve clean water, wastewater and recreational water treatment challenges for millions of Americans. Demand for better water quality is driving the development of new product lines engineered by the Company. Water treatment products are tailored to each customer's unique specifications and are attracting new business with better margins.

Hawkins has planned a 17,000 square foot expansion of its food ingredient manufacturing facility in response to increasing interest in Hawkins' food grade products. Our expertise in manufacturing these types of products, and in designing complementary delivery systems to ensure safety and ease of automation, is in demand by food producers.

Gross margin as a percentage of sales was 25.7% for fiscal 2005 versus 26.1% in the prior year. Margins were impacted by the rising cost of caustic soda and by continuing competitive pressure.

Hawkins' cash flow reflects our strong base of recurring business and a well-tuned operating discipline. For fiscal 2005, Hawkins cash flow from operations was $12.6 million. Shareholders received semi-annual dividends of $0.18 per share. The total amount paid in semi-annual dividends was $3,685,326.

Several common threads unify Hawkins and provide the platform for the Company to grow and prosper. All of our business segments – water treatment, industrial and pharmaceutical – are chemically-based and focus on common business strategies, initiatives, experience and research. Hawkins has been successful in identifying and capitalizing on niche areas in each of these segments by providing our customers with solutions, not just products, and building relationships that stand the test of time and competition.

Fiscal 2005 was a good year. We have demonstrated our ability to achieve consistent revenue growth and profitability in challenging economic conditions. With a strong and growing product portfolio, excellent sales, service and support personnel, and an ongoing commitment to maximizing shareholder return, our organization is prepared for and excited about Hawkins future prospects. As I have said many times before, our greatest assets are our people.

We finished the fiscal year ended April 3, 2005, with $26.8 million in cash and marketable securities and a strong predictable cash flow. Return on average shareholders' equity was 11.6% and book value per share was $7.04. We continue to believe that Hawkins is well positioned for the future.

As always, on behalf of the people of Hawkins, Inc., thank you for your support.



John R. Hawkins
Chairman and Chief Executive Officer
June 29, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended April 3, 2005

Commission File No. 0-7647

HAWKINS, INC.

(Exact Name of Registrant as specified in its Charter)

MINNESOTA	**41-0771293**
(State of Incorporation)	(I.R.S. Employer Identification No.)

3100 East Hennepin Avenue, Minneapolis, Minnesota	**55413**
(Address of Principal Executive Offices)	(Zip Code)

(612) 331-6910
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: **NONE**
Securities registered pursuant to Section 12(g) of the Act: **COMMON STOCK, PAR VALUE $.05 PER SHARE**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). YES ☒ NO ☐

The aggregate market value of voting stock held by non-affiliates of the Registrant on September 30, 2004 (the last business day of the Registrant's most recently completed second fiscal quarter) was $93,857,362 based upon the closing sale price for Hawkins, Inc.'s common stock on that date as reported by The Nasdaq Stock Market, excluding all shares held by officers and directors of the Registrant and by the Trustees of the Registrant's Employee Stock Ownership Plan and Trust.

As of June 1, 2005, the Registrant had 10,257,341 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to herein) from the Registrant's Proxy Statement for its 2005 Annual Meeting of Shareholders to be held August 4, 2005.

PART I

ITEM 1. BUSINESS.

(a) GENERAL DEVELOPMENT OF THE BUSINESS. Hawkins, Inc. was incorporated in Minnesota in 1955 and has its principal executive offices at 3100 East Hennepin Avenue, Minneapolis, Minnesota. As used in this Annual Report on Form 10-K, except where otherwise stated or indicated by the content, "Hawkins," "we," "the Company," "our," or "the Registrant" means Hawkins, Inc. and its predecessors.

(b) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS. The Company's principal business is the formulation, blending and distribution of bulk and specialty chemicals, which it conducts in three principal segments: Water Treatment, Industrial and Pharmaceutical. Financial information regarding these segments is reported in the Company's audited financial statements. See Items 7 and 8 below.

(c) NARRATIVE DESCRIPTION OF THE BUSINESS.

(i) PRODUCTS AND MARKETS. The Company's business is conducted in three segments, Water Treatment, Industrial and Pharmaceutical, which are more fully described below:

(A) WATER TREATMENT. The Water Treatment segment specializes in providing equipment, chemicals and solutions to problems for potable water, municipal and industrial wastewater, industrial process water and non-residential swimming pool water. The Water Treatment Group has warehouses in twelve cities and utilizes a Driver/Technician/Salesperson approach in supplying products and service to customers in Minnesota, Wisconsin, Iowa, North Dakota, South Dakota, Nebraska, Illinois, Michigan, Montana, Kansas and Wyoming. In December 2000, operations in the Minneapolis/St. Paul area relocated to a new 59,000 square-foot facility, "the Red Rock facility." The Red Rock facility, located on the Mississippi River in St. Paul, Minnesota, has improved operational efficiencies, as the Water Treatment operations are now located at the facility where several key products are produced and the consolidated warehouse space has reduced the amount of time required to load trucks between deliveries.

(B) INDUSTRIAL. The Industrial segment specializes in providing industrial chemicals and services to the energy, electronics, chemical processing, pulp and paper, medical device and plating industries. In addition, the Industrial segment provides products and services to food manufacturers and processing plants. The Industrial segment also manufactures and sells certain food grade products, including the Cheese-Phos® liquid phosphate product (discussed more fully in paragraph (iv) below) and other blended products, none of which are material to the Company. This segment conducts its business primarily through distribution centers and terminal operations.

The Industrial segment receives, stores and distributes various chemicals in bulk, including liquid caustic soda, phosphoric acid, potassium hydroxide and aqua ammonia; manufactures sodium hypochlorite (bleach) and agricultural products; repackages water treatment chemicals; and performs custom blending of certain chemicals for customers according to customer formulas. The Industrial segment operates liquid caustic soda barge terminals to receive shipments during the period the Mississippi River is open to barge traffic (approximately April 1 through November 15). During the remainder of the year, the Company relies on stockpiles, as well as supplies shipped in by railroad tank car. Pursuant to operating agreements it has with other chemical companies, the Company receives and stores liquid caustic soda and other chemicals at its two terminal sites, Hawkins Terminal 1 and Terminal 2. Terminal 1 and Terminal 2 are located on opposite sides of the Mississippi River in St. Paul, Minnesota. In September 2001, a 1.5 million-gallon caustic soda storage tank was completed at the Red Rock facility, allowing it to serve as an additional terminal for bulk chemicals. Historically, the property on which the Red Rock facility is located has not been subject to flooding when Terminals 1 and 2 were not usable due to high water, and the facility was not affected by the most recent flooding in 2001.

The Industrial segment also includes a manufacturing, blending and sales distribution center for industrial chemicals, food grade chemicals, high-purity electronic chemicals and laboratory chemicals and supplies. Bulk industrial chemicals are generally repackaged and sold in smaller quantities to the Company's customers. Sales are concentrated primarily in Wisconsin, Minnesota, northern Iowa, and North and South Dakota. The principal products are acids and alkalis and industrial and food grade salts. The Industrial segment also specializes in sales to the plating and electronic industries, relying on a specially trained sales staff that works directly with customers on their surface finishing needs.

(C) PHARMACEUTICAL. The Pharmaceutical segment specializes in providing pharmaceutical chemicals to pharmacies and small-scale pharmaceutical manufacturers. On May 26, 2000, the Company completed the acquisition of certain assets of St. Mary's Chemicals, Inc. d.b.a. Universal Chemicals. Universal Chemicals, a Minnesota-based company, was engaged in the business of marketing, selling, and distributing pharmaceutical chemicals to pharmacies and pharmacy wholesalers. This segment conducts the majority of its business through one warehouse located at the principal executive site. The Pharmaceutical segment's sales are primarily focused throughout the United States.

(ii) NEW PRODUCTS. The Company did not have any significant new products during the fiscal year ended April 3, 2005.

(iii) RAW MATERIALS. The Company has approximately 300 suppliers, including many of the major chemical producers in the United States, of which approximately 20 account for a majority of the Company's purchases. The Company typically has written distributorship agreements or supply contracts with its suppliers that are renewed from time to time. Although there is no assurance that any contract or understanding with any supplier will not be terminated in the foreseeable future, most of the products purchased can be obtained from alternative sources should existing relationships be terminated.

(iv) PATENTS, TRADEMARKS, LICENSES, FRANCHISES, AND CONCESSIONS. There are no patents, trademarks, licenses, franchises or concessions that are currently material to the successful operation of the Company's business. The Company has, however, obtained a patent on a liquid form of sodium phosphate for use in the processed food industry, as described below. The patent was granted on October 17, 1995 and will expire on November 8, 2013. The Company's patented Cheese-Phos®, a two-component liquid sodium phosphate, is stored at room temperature. Other competing liquid sodium phosphates must be stored at elevated temperatures to prevent crystallization because they are single component. Liquid delivery systems, in general, are more economical than dry delivery systems and are easier to automate, measure, monitor and control. As a two-component liquid process, Cheese-Phos®, when mixed with varied amounts of sodium hydroxide, can create all of the ratios of sodium phosphates that process cheese makers use. This minimizes inventories for producers. Cheese-Phos® has not, and is not expected to, materially increase the Company's sales or profits.

(v) SEASONAL ASPECTS. The Water Treatment segment has historically experienced higher sales during the April to September timeframe, which is due primarily to an increase in chemicals used by municipal water treatment facilities.

(vi) WORKING CAPITAL ITEMS. As a bulk distributor of chemicals, the Company is required to carry significant amounts of inventory to meet rapid delivery requirements of customers. Working capital requirements vary on a seasonal basis as a result of the seasonality of the water treatment business.

(vii) DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS. No single customer represents more than approximately 5% of the Company's sales, but the loss of its five largest customers could have a material adverse effect on the Company's results of operations. Aggregate sales to the Company's five largest customers were $13.2 million and $11.9 million for the fiscal years ended April 3, 2005 and March 28, 2004, respectively. Additionally, no single customer represents 10% or more of the Water Treatment, Industrial or Pharmaceutical segment sales.

(viii) BACKLOG. Backlog is not material to an understanding of the Company's business.

(ix) GOVERNMENT CONTRACTS. No material portion of the Company's business is subject to renegotiation of profits or termination of contracts at the election of any state or federal governmental subdivision or agency.

(x) COMPETITIVE CONDITIONS. The Company operates in a competitive industry and competes with producers, distributors and sales agents offering chemicals equivalent to all of the products handled by the Company. Many such producers and distributors are substantially larger than the Company. No one competitor, however, is dominant in the Company's market. Price and service are the principal factors affecting competition in the industry.

(xi) RESEARCH AND DEVELOPMENT. The Company does not have a formal research and development function. Employees are assigned to research and development projects as the need arises. During the fiscal year ended April 3, 2005, expenditures for research and development were not material to the Company's business.

(xii) ENVIRONMENTAL MATTERS. The Company is primarily a compounder and distributor, rather than a manufacturer, of chemical products. As such, compliance with current federal, state and local provisions regarding discharge of materials into the environment, or otherwise relating to the protection of the environment, is not anticipated to have any material effects upon the capital expenditures, earnings or competitive position of the Company. The Company does not currently anticipate making any material capital expenditures for environmental control facilities during fiscal 2006.

(xiii) EMPLOYEES. The Company had 217 employees as of April 3, 2005.

(d) FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES. Because the Company deals primarily in one geographic area of the United States, a breakdown of sales, profitability or assets attributable to different geographic areas is not meaningful to an understanding of the Company's business.

(e) AVAILABLE INFORMATION. We have made available, free of charge, through our Internet website (http:// www.hawkinsinc.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the Securities and Exchange Commission. Reports of beneficial ownership filed by our directors and executive officers pursuant to Section 16(a) of the 1934 Act are also available on our website. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

ITEM 2. PROPERTIES.

The Company owns its principal location, which consists of approximately 11 acres of land in Minneapolis, Minnesota, with six buildings containing a total of 160,000 square feet of office and warehouse space. The Company's principal office is located in one of these buildings, at 3100 East Hennepin Avenue. As of April 3, 2005, the Company has installed sprinkler systems in substantially all of its warehouse facilities for fire protection. The Company carries insurance covering the replacement of property damaged by fire or flood. The Pharmaceutical segment occupies approximately 13,000 square feet of office and warehouse space within this location.

As noted above, in December 2000 the Company completed the Red Rock facility, which consists of a 59,000 square-foot building located on approximately 10 acres of land. This facility has outside storage capacity of approximately 1.5 million gallons for the storage of liquid caustic soda, as well as numerous smaller tanks for storing and mixing chemicals. The land is leased from the Port Authority of the City of St. Paul, Minnesota through July 31, 2029 for a basic rent plus an amount based on the annual tonnage unloaded at the site. The basic rent and annual tonnage rent were renegotiated August 1, 2004 and are to be renegotiated every five years.

In addition to the facilities described above, the Company's other facilities are described below. These facilities, together with those described above, are adequate and suitable for the purposes they serve. Unless noted, each facility is owned and is fully utilized by the Company.

Segment	Location	Primary Use	Approx. Square Feet
Industrial	St. Paul, MN (1)	Office, Warehouse and Garage	32,000
	St. Paul, MN (2)	Office	3,000
Water Treatment	Fargo, ND (3)	Office and Warehouse	22,800
	Fond du Lac, WI	Warehouse	20,300
	Washburn, ND (4)	Office and Warehouse	14,000
	Billings, MT	Office and Warehouse	9,300
	Sioux Falls, SD (5)	Warehouse	18,000
	Rapid City, SD	Warehouse	3,600
	Willow Springs, IL (2)	Warehouse	2,400
	Superior, WI	Office and Warehouse	17,000
	Slater, IA	Warehouse	8,700
	Lincoln, NE (2)	Office and Warehouse	5,400
	Eldridge, IA	Office and Warehouse	6,000

(1) The Company's terminal operations are located at two sites on opposite sides of the Mississippi River, made up of three buildings, nine outside storage tanks with a total capacity of approximately 8,900,000 gallons for the storage of liquid caustic soda, as well as numerous smaller tanks for storing and mixing chemicals. The land is leased from the Port Authority of the City of St. Paul, Minnesota for a basic

rent plus an amount based on the annual tonnage unloaded at each site. The applicable leases run until December 31, 2008, at which time the Company has an option to renew the leases for an additional five-year period on the same terms and conditions subject to renegotiation of rent. The Company also has options to renew these leases for additional successive five-year renewal periods (extending until 2018) for which the rent may be adjusted pursuant to the rental renegotiation provisions contained in the leases.

(2) This facility is leased from a third party.

(3) Part of this facility is leased to a third party (5,000 square feet).

(4) Part of this facility is leased to a third party (2,500 square feet).

(5) Part of this facility is leased to a third party (6,000 square feet).

ITEM 3. LEGAL PROCEEDINGS.

In the fourth quarter of fiscal 2004, the Company paid $3.0 million to resolve a personal injury lawsuit encaptioned *Chavarria et al v. Hawkins, Inc., Panorama Compounding Pharmacy, and Valley Drug and Compounding, et al* that arose from the alleged mislabeling of certain inventory the Company purchased in connection with its acquisition of St. Mary's Chemicals, Inc. (d/b/a Universal Chemicals) in May 2000. Pursuant to the terms of the settlement, the Company denied all liability and reserved its right to pursue indemnification and contribution from third parties. In July 2004, the Company filed suit in Hennepin County, Minnesota against the former principals of Universal Chemicals, seeking indemnification for the costs the Company incurred in defending and resolving the prior litigation.

On June 23, 2005, the Company and the former Universal Chemicals principals (the "defendants") executed a settlement agreement in full and final resolution of the Company's claims, as well as any claims the defendants may have or may have had against the Company. The settlement agreement requires the defendants to surrender to the Company 75,358 shares of the Company's common stock, which they received as consideration for the May 2000 acquisition. The agreement also terminates the non-competition provisions of the Company's agreements with the defendants, relieving the Company of the obligation to pay $500,000 to the defendants over the next five years as consideration for these provisions. The settlement agreement calls for the parties to execute mutual releases and a stipulation of dismissal.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not Applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company, their ages and offices held, as of June 1, 2005 are set forth below:

Name	Age	Office
John R. Hawkins	53	Chairman of the Board and Chief Executive Officer
Marvin E. Dee	56	Vice President, Chief Financial Officer, Secretary, and Treasurer
Keenan A. Paulson	55	Vice President – Water Treatment Group
John R. Sevenich	47	Vice President – Manufacturing and Specialty Products
Daniel E. Soderlund	42	Vice President – Pharmaceuticals

John R. Hawkins has been the Company's Chairman and Chief Executive Officer since February 16, 2000. He was President and Chief Operating Officer from December 1998 to February 2000 and was Secretary from 1991 to December 1999. He was an Executive Vice President from 1997 to December 1998 and Vice President of Sales from 1987 to 1997.

Marvin E. Dee has been the Company's Vice President and Chief Financial Officer since September 1999 and its Secretary and Treasurer since December 1999. He was the Chief Financial Officer of Nath Companies from 1997 to September 1999, the Vice President of Finance and Treasurer of Tricord Systems, Inc. from 1993 to 1997 and Senior Director of Accounting of NordicTrack, Inc. in 1993 and the Controller of NordicTrack from 1991 to 1992.

Keenan A. Paulson has been the Company's Vice President – Water Treatment Group since May 2000. Prior to attaining this position, Ms. Paulson held various positions during her 33-year career with the Company, most recently as its Water Treatment General Manager.

John R. Sevenich has been the Company's Vice President – Manufacturing and Specialty Products since May 2000. He was the Business Unit Manager of Manufacturing from 1998 to May 2000 and was a Sales Representative with the Company from 1989 to 1998.

Daniel E. Soderlund has been the Company's Vice President – Pharmaceuticals since May 2000. He was the Business Unit Manager of Pharmaceuticals from April 1999 to May 2000 and was a Sales Representative with the Company from 1992 to April 1999.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Quarterly Stock Data	High	Low
Fiscal 2005		
4th Quarter	$ 12.150	$ 11.650
3rd Quarter	12.250	11.710
2nd Quarter	12.050	11.640
1st Quarter	12.450	11.810
Fiscal 2004		
4th Quarter	$ 13.650	$ 11.600
3rd Quarter	13.900	12.620
2nd Quarter	12.970	10.280
1st Quarter	11.350	9.035

Cash Dividends	Declared	Paid
Fiscal 2006		
1st Quarter		$ .18
Fiscal 2005		
4th Quarter	$.18	
3rd Quarter		$ .18
2nd Quarter	$.18	
1st Quarter		$ .18
Fiscal 2004		
4th Quarter	$.18	
3rd Quarter		$ .18
2nd Quarter	$.18	
1st Quarter		$ .18

The Company's common shares are traded on The Nasdaq Stock Market under the symbol "HWKN." The price information represents closing sale prices as reported by The Nasdaq Stock Market. As of April 3, 2005, there were approximately 635 registered common shareholders, which includes nominees or broker dealers holding stock on behalf of an estimated 1,725 beneficial owners.

The Company first started paying cash dividends in 1985 and has done so consecutively since that time. Future dividend levels will be dependent upon Hawkins' results of operations, financial position, cash flows and other factors, and will be evaluated by the Hawkins Board of Directors.

ITEM 6. SELECTED FINANCIAL DATA.

	Fiscal Year Ended April 3, 2005	Fiscal Year Ended March 28, 2004	Fiscal Year Ended March 30, 2003	Six-Month Transitional Period Ended March 31, 2002	Fiscal Years Ended September	
					2001	2000
Sales	$115,280,312	$107,028,131	$104,004,611	$49,868,179	$107,931,668	$98,021,731
Gross margin	29,606,185	27,974,289	27,957,852	11,535,706	24,297,587	24,802,176
Net income	8,092,009	5,751,884	8,430,172	3,083,771	7,117,578	8,567,699
Basic and diluted earnings per common share	.79	.56	.83	.30	.69	.81
Cash dividends declared per common share	.36	.36	.33	.15	.30	.32
Cash dividends paid per common share	.36	.36	.30	.15	.30	.29
Total assets	87,658,118	82,616,905	81,098,739	71,487,133	74,868,121	69,894,520
Long-term debt					116,823	226,003

The Company changed its fiscal year end from the Sunday closest to September 30 to the Sunday closest to March 31, beginning after a six-month transitional period ended on March 31, 2002. The change in year-end better matches the Company's annual reporting process to its natural business cycles.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

FORWARD-LOOKING INFORMATION

The information contained in this Annual Report on Form 10-K for the year ended April 3, 2005 contains statements that we believe to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project," or "continue," or the negative thereof or similar words. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this Annual Report on Form 10-K and in any public statements we make could be materially different from actual results. They can be affected by assumptions we might make or by known or unknown risks or uncertainties, including those described below under "Risk Factors" and other factors disclosed throughout this Annual Report on Form 10-K and the Company's other filings with the Securities and Exchange Commission. Consequently, we cannot guarantee any forward-looking statements and undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may arise after the date of this Annual Report on Form 10-K. Investors are cautioned not to place undue reliance on any forward-looking statements. Investors should also understand that it is not possible to predict or identify all factors that might affect actual results and should not consider the following list to be a complete statement of all potential risks and uncertainties.

RISK FACTORS

In addition to specific factors which may be described in connection with any of the Company's forward-looking statements, factors which could cause actual results to differ materially include, but are not limited to, the following items.

- Reduced profit margins due to the cyclical nature of commodity chemical prices. The cyclicality of commodity chemical markets, such as caustic soda, primarily results from changes in the balance between supply and demand and the level of general economic activity. The Company cannot predict with any certainty whether the markets for its commodity chemicals will favorably impact the Company's operations or whether the Company will experience losses due to excess production resulting in oversupply and lower prices.

- Unforeseen liabilities arising from litigation, particularly liabilities that may arise from claims under environmental laws which may impose liability for the release of hazardous materials whether or not the Company had knowledge of or was responsible for such release.
- Changes in governmental and regulatory policies that affect the Company which may entail significant cost increases relating to the handling, storage, transportation, treatment or disposal of hazardous materials.
- Increased competition which could affect our ability to raise prices or successfully enter certain markets.
- Changes in customer demand which may significantly reduce revenues and income.
- Changes in product costs or operating expenses which may reduce our operating margins.
- Unforeseen problems in our ability to develop, introduce and gain market acceptance for new products.
- The financial condition of our customers and their ability to purchase our products at comparable prices.
- Significant changes in our business strategies, including acquisition, divestiture and restructuring activities which may affect our ability to focus on operating activities or increase costs.
- General economic and political conditions, such as political instability or the rate of economic growth in our principal geographic or product markets.
- Changes in operating factors, such as our ability to make continued improvements in distribution efficiencies and inventory risks due to shifts in market demand.
- Unforeseen or recurring operational problems or natural disasters at any of our facilities causing significant lost production and/or increased costs. Since 1963, flooding of the Mississippi River has required the Company's terminal operations to be temporarily shifted out of its buildings four times, the most recent being in the spring of 2001. This had a negative impact on earnings in the third quarter of fiscal 2001 of approximately $200,000. No assurance can be given that flooding will not recur or that there will not be material damage or interruption to the Company's operations in the future from flooding. In September 2001, a 1.5 million-gallon caustic soda storage tank was completed at the Red Rock facility, allowing it to serve as an additional terminal for bulk chemicals. Historically, the property on which the Red Rock facility is located has not been subject to flooding when Terminals 1 and 2 were not usable due to high water, and the facility was not affected by the most recent flooding in 2001. The Company believes the impact of future flooding, if any, will be reduced as the Red Rock facility is expected to allow the Company to continue normal shipping to customers during periods of high water levels.
- Technology risks, such as failure to successfully implement new technology that will allow us to make process improvements to reduce costs or to analyze the business.
- Loss of senior management or other key personnel and our ability to hire suitable replacements in a timely manner.
- During the third quarter of fiscal 2005, the Company made the determination to continue to use its current operating system through the end of fiscal 2005 and until the implementation of the Company's Enterprise Resource Planning ("ERP") system is complete. Management's assessment of the effectiveness of the Company's internal controls as of April 3, 2005 that is included in this Form 10-K was made on the current operating system and concludes that the internal control system was not operating effectively as of April 3, 2005. The Company has remediated or is currently in the process of remediating the material weaknesses that led to this conclusion. Effective internal controls are important to the production of reliable financial reports and in helping to prevent financial fraud. If, in the future, as a result of ineffective internal controls, the Company is unable to provide reliable financial reports or prevent fraud, its business and operating results could be harmed, investors could lose confidence in its reported financial information, and the trading price of the Company's stock could drop significantly.

These factors are not exhaustive and new factors may emerge or existing factors may change in a manner that impacts our business. We assume no obligation and disclaim any duty to update the forward-looking statements in this Annual Report on Form 10-K or any other public statement.

GENERAL

The following is a discussion and analysis of our financial condition and results of operations for the Company's fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003.

OVERALL SUMMARY

Sales for the fiscal year ended April 3, 2005 were $115,280,312 versus $107,028,131 for the fiscal year ended March 28, 2004 and $104,004,611 for the fiscal year ended March 30, 2003. Net income for the fiscal year ended April 3, 2005 was $8,092,009, or $.79 per share, compared to $5,751,884, or $.56 per share, for the fiscal year ended March 28, 2004 and $8,430,172, or $.83 per share, for the fiscal year ended March 30, 2003. Return on average shareholders' equity was 11.6% for the fiscal year ended April 3, 2005 compared to 8.6% for the fiscal year ended March 28, 2004 and 13.4% for the fiscal year ended March 30, 2003. Book value per share was $7.04 at April 3, 2005, $6.65 at March 28, 2004 and $6.43 at March 30, 2003.

The following table sets forth the percentage relationship of certain items to sales for the period indicated:

	Fiscal Year Ended April 3, 2005	Fiscal Year Ended March 28, 2004	Fiscal Year Ended March 30, 2003
Sales	100.0%	100.0%	100.0%
Cost of sales	(74.3)%	(73.9)%	(73.1)%
Gross margin	25.7%	26.1%	26.9%
Selling, general and administrative expenses	(15.7)%	(15.7)%	(14.3)%
Litigation settlement		(2.8)%	
Income from operations	10.0%	7.6%	12.6%
Investment income	1.0%	.8%	.4%
Income before income taxes	11.0%	8.4%	12.9%
Provision for income taxes	(3.9)%	(3.0)%	(4.8)%
Net income	7.0%	5.4%	8.1%

SALES

Sales increased $8,252,181, or 7.7%, to $115,280,312 for the fiscal year ended April 3, 2005 as compared to sales of $107,028,131 for the fiscal year ended March 28, 2004. Sales of bulk chemicals, including caustic soda, were approximately 33.3% of sales compared to 33.7% in the previous year. All three operating segments contributed to the increase in sales. Industrial segment sales increased $4,816,838, or 8.1%, to $64,130,067, Water Treatment segment sales increased $2,248,481, or 5.7%, to $41,529,630 and Pharmaceutical segment sales increased $1,186,862, or 14.1%, to $9,620,615. The increase in the Industrial segment sales was driven by improved sales along several product lines and an increase in the cost and selling price of caustic soda in comparison to the prior year. During the fiscal year ended April 3, 2005 there was a decrease in caustic soda volumes sold, which was offset by increases in selling prices associated with increases in the cost of caustic soda. Although the Water Treatment segment was challenged by cooler summer conditions during the second quarter of fiscal 2005 in comparison to the prior year, sales increased due to increased volumes in existing product lines and successful expansion of existing product lines. Increased volumes along several existing product lines drove the increase in Pharmaceutical segment sales.

Sales increased $3,023,520, or 2.9%, to $107,028,131 for the fiscal year ended March 28, 2004 as compared to sales of $104,004,611 for the fiscal year ended March 30, 2003. Sales of bulk chemicals, including caustic soda, were approximately 33.7% of sales compared to 31.9% in the previous year. The increase in sales in fiscal 2004 sales as compared to fiscal 2003 was primarily driven by the Water Treatment segment, as sales increased by $2,950,827, or 8.1%, in comparison to the prior year. The increases were primarily attributable to volume increases, due in part to favorable summer weather conditions as compared to the prior year. Industrial segment sales of $59,313,229 were flat as the combination of an approximately 5.1% increase in caustic soda volumes sold and an increase in caustic soda selling price that increased sales by approximately 1.4% was offset by a decrease in sales to customers in the telecommunication and circuit board industries. Pharmaceutical segment sales of $8,433,753 were flat as compared to the prior year.

GROSS MARGIN

Gross margin, as a percentage of sales, was 25.7% for the fiscal year ended April 3, 2005 compared to 26.1% for the fiscal year ended March 28, 2004 and 26.9% for the fiscal year ended March 30, 2003, respectively. The gross margin decreases are due to a number of variables as explained below.

Industrial Segment

Gross margin, as a percentage of sales, for the Industrial segment was 20.9% for the fiscal year ended April 3, 2005, 20.9% for the fiscal year ended March 28, 2004 and 22.8% for the fiscal year ended March 30, 2003. Gross margins for the fiscal year ended April 3, 2005 were flat as compared to the fiscal year ended March 28, 2004. The decrease for the fiscal year ended March 28, 2004 as compared to the fiscal year ended March 30, 2003 relates partially to changes in the cost and selling price of caustic soda during these periods and to the high level of high cost inventory on hand at the end of the 2004 fiscal year's barge shipping season (October 2003). The Company attempts to maintain relatively constant dollar margins as the cost of caustic soda increases or decreases. The cost of this product is normally subject to fluctuations, which are expected to continue in future periods. By maintaining relatively stable dollar margins, the gross margin percentage will decrease when the cost of the product is increasing and will increase when the cost of the product is decreasing. Additionally, a highly competitive market environment prevented the Company from passing on to its customers an approximately $600,000 increase in product costs. Also, insurance expense increased by approximately $160,000, or 22.5%, and employee compensation and benefits increased by approximately $134,000 or 4.9%.

Water Treatment Segment

Gross margin, as a percentage of sales, for the Water Treatment segment was 31.3% for the fiscal year ended April 3, 2005, 32.6% for the fiscal year ended March 28, 2004 and 32.7% for the fiscal year ended March 30, 2003. The decrease for the fiscal year ended April 3, 2005 as compared to the fiscal year ended March 28, 2004 was partially attributable to competitive pressures which reduced margins on several products. Additionally, due to the LIFO method of valuing inventory, the margin was negatively impacted by higher levels and changes in product mix of inventory on hand as compared to the prior year.

Gross margin, as a percentage of sales, for the fiscal year ended March 28, 2004 was comparable with the fiscal year ended March 30, 2003 as the increase in sales, due primarily to favorable weather, was offset by higher operating costs. Additionally, in fiscal 2004 the Company started to manufacture a product line internally that resulted in an increased product margin of approximately $670,000. Offsetting this improvement in product margins was an increase in operating costs, including an approximately $79,000, or 10.8%, increase in insurance expense and an approximately $732,000, or 19.3%, increase in employee compensation and benefits which includes an increase in commissions paid to route salespersons for the increase in product margins.

Pharmaceutical Segment

Gross margin, as a percentage of sales, for the Pharmaceutical segment was 33.0% for the fiscal year ended April 3, 2005, 33.0% for the fiscal year ended March 28, 2004 and 30.4% for the fiscal year ended March 30, 2003. The increase for the fiscal years ended April 3, 2005 and March 28, 2004 as compared to the fiscal year ended March 30, 2003 related primarily to a better product mix.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses, as a percentage of sales, were 15.7% ($18,089,829) for the fiscal year ended April 3, 2005, 15.7% ($16,793,094) for the fiscal year ended March 28, 2004 and 14.3% ($14,890,640) for the fiscal year ended March 30, 2003. The increases were primarily attributable to $800,000 and $536,000 for the fiscal years ended April 3, 2005 and March 28, 2004, respectively, in consulting fees associated with the Company's efforts to comply with the requirements of the Sarbanes-Oxley Act and to the Company's implementation of an ERP system. The Company will continue to incur additional expenses, including expenses for additional staffing and outside professional services, to implement the ERP system and continue meeting the requirements of the Sarbanes-Oxley Act.

LITIGATION SETTLEMENTS

In the fourth quarter of fiscal 2004, the Company paid $3.0 million to resolve a personal injury lawsuit encaptioned *Chavarria et al v. Hawkins, Inc., Panorama Compounding Pharmacy, and Valley Drug and Compounding, et al* that arose from the alleged mislabeling of certain inventory the Company purchased in connection with its acquisition of St. Mary's Chemicals, Inc. (d/b/a Universal Chemicals) in May 2000. Pursuant to the terms of the settlement, the Company denied all liability and reserved its right to pursue indemnification and contribution from third parties. In July 2004, the Company filed suit in Hennepin County, Minnesota against the former principals of Universal Chemicals, seeking indemnification for the costs the Company incurred in defending and resolving the prior litigation.

On June 23, 2005, the Company and the former Universal Chemicals principals (the "defendants") executed a settlement agreement in full and final resolution of the Company's claims, as well as any claims the defendants may have or may have had against the Company. The settlement agreement requires the defendants to surrender to the Company 75,358 shares of the Company's common stock, which they received as consideration for the May 2000 acquisition. The agreement also terminates the non-competition provisions of the Company's agreements with the defendants, relieving the Company of the obligation to pay $500,000 to the defendants over the next five years as consideration for these provisions. The settlement agreement calls for the parties to execute mutual releases and a stipulation of dismissal.

INVESTMENT INCOME

Investment income increased $295,086 to $1,120,775 for the fiscal year ended April 3, 2005 compared to $825,689 for the fiscal year ended March 28, 2004. This increase was primarily related to an increase in cash available for investment, and a higher rate of return on the Company's cash equivalents and marketable securities. The $458,640 increase in investment income for the fiscal year ended March 28, 2004 as compared to the fiscal year ended March 30, 2003 was attributable to an increase in cash available for investment and to a $370,000 loss recognized in the fiscal year ended March 30, 2003 due to declines in market value on investments which were deemed other than temporary.

PROVISION FOR INCOME TAXES

The effective income tax rate was 36.0% for the fiscal year ended April 3, 2005, 36.1% for the fiscal year ended March 28, 2004 and 37.2% for the fiscal year ended March 30, 2003. The effective income tax rate for the fiscal year ended April 3, 2005 was comparable to the fiscal year ended March 28, 2004. The decrease for the fiscal year ended March 28, 2004 as compared to the fiscal year ended March 30, 2003 was primarily due to a decrease in income before income taxes.

INFLATION

Inflation did not have a significant impact on the Company during the fiscal years ended April 3, 2005, March 28, 2004, and March 30, 2003, as selling prices have generally been adjusted as the cost of materials and other expenses have changed. On occasion, slight fluctuations in the cost of a single, large-volume product have not been reflected in the selling price of that product.

SELECTED QUARTERLY FINANCIAL DATA

	Fiscal Year Ended April 3, 2005 (Unaudited)			
	First Quarter Ended June 30, 2004	Second Quarter Ended September 30, 2004	Third Quarter Ended December 31, 2004	Fourth Quarter Ended April 3, 2005
Sales	$ 29,955,818	$ 28,631,601	$ 26,703,441	$ 29,989,452
Gross margin	8,585,476	8,317,624	6,939,014	5,764,071
Net income	2,929,304	2,406,084	1,773,124	983,497
Basic and diluted earnings per share	$ .29	$ .24	$ .17	$ .10

	Fiscal Year Ended March 28, 2004 (Unaudited)			
	First Quarter Ended June 30, 2003	Second Quarter Ended September 30, 2003	Third Quarter Ended December 31, 2003	Fourth Quarter Ended March 28, 2004
Sales	$ 29,066,867	$ 28,645,014	$ 24,951,807	$ 24,364,443
Gross margin	8,436,133	8,362,307	5,894,706	5,281,143
Net income (loss)	2,792,016	2,591,573	1,162,837	(794,542)
Basic and diluted earnings (loss) per share	$ .27	$ .25	$ .11	$ (.08)

FINANCIAL CONDITION

LIQUIDITY

Cash provided by operations in the fiscal year ended April 3, 2005 was $12,617,158 compared to $7,411,596 in the fiscal year ended March 28, 2004 and $14,589,108 in the fiscal year ended March 30, 2003. The increase in the fiscal year ended April 3, 2005 compared to the fiscal year ended March 28, 2004 was due to the timing of liability payments and the $3 million litigation settlement that was paid in fiscal 2004. These amounts were partially offset by an increase in accounts receivable, primarily as a result of the increase in sales. The decrease in the fiscal year ended March 28, 2004 compared to the fiscal year ended March 30, 2003 was due to the decrease in net income, including the $3 million litigation settlement, the timing of liability payments, and year-over-year variances in tax payments.

Cash and investments available-for-sale of $26,807,385 at April 3, 2005 increased by $2,883,977 as compared with the $23,923,408 available as of March 28, 2004, primarily because of cash generated by operations in excess of capital expenditures and dividend payments. Cash equivalents consist of money market accounts and certificates of deposit with an original maturity of three months or less. Investments available-for-sale consist of investment contracts with high-rated, stable insurance companies; marketable securities consisting of corporate and municipal bonds; U.S. Government agency securities and mutual funds carried at fair value. The Company's investment objectives in order of importance are the preservation of principal, maintenance of liquidity and rate of return. The fixed income portfolio consists primarily of investment grade securities to minimize credit risk, and they generally mature within 10 years. The Company invests in mutual funds with characteristics similar to the fixed income portfolio to enhance its investment portfolio diversification. The Company monitors the maturities of its investments to ensure that funding is available for anticipated cash needs. At April 3, 2005, $15,570,000 of available-for-sale investments were classified as non-current assets as they were determined to be temporarily impaired and have maturity dates of one year or longer. These investments were not determined to be other-than-temporarily impaired as the Company has the intent and ability to hold these investments for a period of time sufficient to allow a recovery of fair value. Expected future cash flows from operations, cash equivalents and investments included within current assets are expected to fund the Company's short-term working capital needs.

As of April 3, 2005, the Company had an investment portfolio of fixed income securities of $11,373,512 and mutual funds of $8,038,275, excluding $7,910,598 classified as cash and cash equivalents and variable rate securities. The fixed income securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. However, while the value of the investment may fluctuate in any given period, the Company intends to hold its fixed income investments until maturity. Consequently, the Company would not expect to recognize an adverse impact on net income or cash flows or the amount ultimately realized on the investment. The value of the mutual funds, like all mutual funds, may increase or decrease due to market volatility. The Company recorded a loss of $370,000 in the fiscal year ended March 30, 2003 due to declines in market value that were deemed other than temporary. The mutual funds held by the Company as of April 3, 2005 consist of short-term bond funds that invest primarily in investment grade securities.

CAPITAL EXPENDITURES

Capital expenditures in the fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003 were $5,922,862, $4,897,551, and $2,348,124, respectively. Capital expenditures during the fiscal year ended April 3, 2005 consisted of $3,100,000 for office furniture and equipment primarily related to software and hardware data processing equipment associated with the Company's implementation of an ERP system, $1,440,000 for machinery and equipment, $250,000 for land, buildings and improvements, and $1,144,000 for transportation equipment. We anticipate capital expenditures in fiscal 2006 to be approximately $6.5 million primarily related to implementation of the ERP system, new route sales trucks, warehouse additions, and general maintenance projects.

COMMON STOCK REPURCHASES

The Company did not acquire any common stock during the fiscal years ended April 3, 2005, March 28, 2004, and March 30, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table provides aggregate information about our contractual payment obligations and the periods in which payments are due:

	Payments due by period						
Contractual Obligation	2006	2007	2008	2009	2010	More than 5 Years	Total
Operating lease obligations	$ 246,684	$224,115	$180,072	$185,523	$187,023	$3,065,205	$ 4,088,622
Purchase obligations (1)	12,448,747	—	—	—	—	—	12,448,747
Total	$12,695,431	$224,115	$180,072	$185,523	$187,023	$3,065,205	$16,537,369

(1) The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business. The Company does not purchase, or commit to purchase, quantities in excess of normal usage or amounts that cannot be used within one year.

OUTLOOK

Expected future cash flows from operations, coupled with the Company's strong financial position, put the Company in a position to fund both short and long-term working capital and capital investment needs with internally generated funds. Management does not, therefore, anticipate the need to engage in significant financing activities in either the short or long term. If the need to obtain additional capital does arise, however, management is confident that the Company's total debt to capital ratio puts it in a position to obtain debt financing on favorable terms.

The Company will continue to incur significant expenditures in fiscal 2006 associated with the implementation of the ERP system and to meet the requirements of the Sarbanes-Oxley Act. Fiscal 2006 expenses, including incremental information technology expenses and outside professional services, are expected to be consistent with the additional fiscal 2005 expense of approximately $1.7 million.

Although management continually reviews opportunities to enhance the value of the Company through strategic acquisitions, other capital investments and strategic divestitures, no material commitments for such investments or divestitures currently exist.

Other than as discussed above, management is not aware of any trends or other matters that have not materially affected results in the fiscal year ended April 3, 2005 but are expected to have a material effect on future periods.

CRITICAL ACCOUNTING POLICIES

In preparing the financial statements, the Company follows accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. The Company re-evaluates its estimates on an on-going basis. The Company's estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. The Company considers the following policies to involve the most judgment in the preparation of the Company's financial statements.

Revenue Recognition – The Company recognizes revenue when the product has been shipped to the customer if there is evidence that the customer has agreed to purchase the products, performance has occurred, the price and terms of sale are fixed, and collection of the receivable is reasonably assured.

Investments – Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 59, "Accounting for Noncurrent Marketable Equity Securities," provide guidance on determining when an investment is other-than-temporarily impaired. Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost; the general market conditions, including factors such as industry and sector performance, rating agency actions, and our intent and ability to hold the investment. Investments with an indicator are further evaluated to determine the likelihood of a significant adverse effect on the fair value and amount of the impairment as necessary. If market, industry and/or investee conditions deteriorate, we may incur future impairments.

Allowance for Doubtful Accounts – Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Substantially all of the Company's receivables are due from customers located in the United States. The estimated allowance for doubtful accounts is based upon the age of the outstanding receivables and the payment history and credit worthiness of each customer. Management evaluates the adequacy of the reserve for doubtful accounts on a quarterly basis.

Inventories – Inventories are valued at the lower of cost or market. On a quarterly basis, management assesses the inventory quantities on hand to estimated future usage and sales and, if necessary, writes down the value of inventory deemed obsolete or excess to market.

Impairment of Long-Lived Assets – We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization and property, plant, and equipment, when events and changes in circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the projected future undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.

Income Taxes – In the preparation of the Company's financial statements, management calculates income taxes. This includes estimating current tax liability as well as assessing temporary differences resulting from different treatment of items for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet. These assets and liabilities are analyzed regularly and management assesses the likelihood that deferred tax assets will be recovered from future taxable income. A valuation allowance is established to the extent that management believes that recovery is not likely. Reserves are also established for potential and ongoing audits of federal and state tax issues. The Company routinely monitors the potential impact of such situations and believes that it is properly reserved. Valuations related to amounts owed and tax rates could be impacted by changes to tax codes, changes in statutory tax rates, the Company's future taxable income levels and the results of tax audits.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On March 31, 2004, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF No. 03-1"), which provides guidance on recognizing other-than-temporary impairments on certain investments. EITF No. 03-1 is effective for other-than-temporary impairment evaluations for investments accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as well as non-marketable equity securities accounted for under the cost method for reporting periods beginning after June 15, 2004. EITF No. 03-1 requires that investments which have declined in value must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment, which might mean maturity. EITF No. 03-1 also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. EITF No. 03-1 does not suspend the current requirements for other-than-temporary impairments under Staff Accounting Bulletin No. 59. In September 2004, the FASB issued Proposed Staff Position EITF Issue No. 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1," which provides further guidance regarding this issue. In September 2004, the FASB also issued Proposed Staff Position EITF Issue No. 03-1-1, "Effective Date of Paragraphs 10-20 of EITF No. 03-1," which defers the effective date of certain paragraphs of EITF Issue No. 03-1. The Company adopted the initial portions of EITF 03-01 in December 2003. The adoption of the remaining portions is not expected to have a material impact on our results of operations or financial condition.

In September 2004, the EITF reached a consensus on Issue No. 04-10, "Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131), in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds." Issue No. 04-10 clarifies the criteria for aggregating an operating segment that does not meet all of the aggregation criteria in paragraph 17 of SFAS No. 131, but also falls below the quantitative criteria that would dictate that the segment be reported separately. The consensus reached would enable an entity to aggregate two or more segments that have similar economic characteristics and share a majority of the aggregation criteria in paragraph 17 of SFAS No. 131. Although Issue No. 04-10 was to be effective immediately, in November 2004 the EITF delayed the implementation of this issue in order to have its effective date coincide with a related FASB Staff Position (FSP), which will clarify the meaning of similar economic characteristics. Issue No. 04-10 is to be applied by retroactive restatement of previous periods. Adoption of Issue No. 04-10 is not expected to have an impact on our operating results and financial condition.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This statement amends Chapter 4 of ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage), as well as requiring that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and the Company is currently assessing the impact of SFAS No. 151 on our operating results and financial condition.

During December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R), which amends SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS 95, "Statement of Cash Flows." SFAS 123R requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, and will be effective for public companies for interim or annual periods beginning after June 15, 2005. This new standard may be adopted in one of two ways – the modified prospective transition method or the modified retrospective transition method. The Company does not expect there to be any impact from the accounting change on our financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This statement amends Accounting Principles Board (APB) Opinion No. 29 to improve financial reporting by eliminating certain narrow differences between the FASB's and the International Accounting Standards Board's (IASB) existing accounting standards for nonmonetary exchanges of similar productive assets. The provisions of this statement shall be prospectively applied and are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently assessing the impact of SFAS No. 153 on our operating results and financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

At April 3, 2005, the Company had an investment portfolio of fixed income securities of $11,373,512, mutual funds of $8,038,275, investment contracts of $3,345,808 and cash and cash equivalents of $4,564,790. The fixed income securities, like all fixed income instruments, are subject to interest rate risks and will decline in value if market interest rates increase. However, while the value of the investment may fluctuate in any given period, the Company intends to hold its fixed income investments until maturity. Consequently, the Company would not expect to recognize an adverse impact on net income or cash flows during the holding period. The value of the mutual funds, like all mutual funds, may increase or decrease due to market volatility. The investment contracts are variable rate insurance contracts that reset on a quarterly basis. A hypothetical 1% change in rates would impact investment income by approximately $33,000, based upon the amount of variable rate insurance contracts held at April 3, 2005. The Company adjusts the carrying value of its investments if an impairment occurs that is other than temporary.

The Company is subject to the risk inherent in the cyclical nature of commodity chemical prices. However, the Company does not currently purchase forward contracts or otherwise engage in hedging activities with respect to the purchase of commodity chemicals.

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ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hawkins, Inc.
Minneapolis, MN

We have audited the accompanying balance sheets of Hawkins, Inc. (the "Company") as of April 3, 2005 and March 28, 2004, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended April 3, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hawkins, Inc. as of April 3, 2005 and March 28, 2004, and the results of its operations and its cash flows for each of the three fiscal years in the period ended April 3, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of April 3, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses.

/s/ Deloitte & Touche LLP

Minneapolis, MN
June 29, 2005

Balance Sheets

	April 3, 2005	March 28, 2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,564,790	$ 1,558,969
Investments available-for-sale	6,672,521	21,313,923
Trade receivables – less allowance for doubtful accounts: 2005, $225,000; 2004, $275,000	13,673,953	11,308,851
Inventories	8,587,610	8,887,081
Prepaid expenses and other current assets (Note 7)	2,223,798	3,566,891
Total current assets	35,722,672	46,635,715
PROPERTY, PLANT, AND EQUIPMENT:		
Land	808,491	793,491
Buildings and improvements	28,430,587	28,377,593
Machinery and equipment	12,869,811	12,087,543
Transportation equipment	8,383,235	7,919,585
Office furniture and equipment including computer systems	7,263,198	4,215,690
	57,755,322	53,393,902
Less accumulated depreciation	26,781,709	23,861,417
Net property, plant, and equipment	30,973,613	29,532,485
OTHER ASSETS:		
Intangible assets – less accumulated amortization: 2005, $1,870,719; 2004, $1,584,871	2,492,330	2,778,178
Long-term investments	16,085,074	1,775,516
Other	2,384,429	1,895,011
Total other assets	20,961,833	6,448,705
	$ 87,658,118	$ 82,616,905
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable-trade	$ 5,946,189	$ 4,752,049
Dividends payable	1,846,321	1,839,004
Accrued payroll and employee benefits	3,954,968	3,629,800
Container deposits	1,095,948	1,495,294
Other accruals	1,414,558	1,292,137
Total current liabilities	14,257,984	13,008,284
OTHER LONG-TERM LIABILITIES	22,145	89,133
DEFERRED INCOME TAXES	1,178,422	1,614,843
COMMITMENTS AND CONTINGENCIES (Note 6)		
SHAREHOLDERS' EQUITY:		
Common stock; authorized: 30,000,000 shares of $.05 par value; 10,257,341 and 10,216,688 shares issued and outstanding, respectively	512,867	510,834
Additional paid-in capital	38,232,076	37,747,492
Unearned compensation	(198,702)	
Accumulated other comprehensive (loss) income	(196,031)	196,328
Retained earnings	33,849,357	29,449,991
Total shareholders' equity	72,199,567	67,904,645
	$ 87,658,118	$ 82,616,905

See accompanying notes to financial statements.

Statements of Income

	Fiscal Year Ended April 3, 2005	Fiscal Year Ended March 28, 2004	Fiscal Year Ended March 30, 2003
Sales	$115,280,312	$107,028,131	$104,004,611
Cost of sales	(85,674,127)	(79,053,842)	(76,046,759)
Gross margin	29,606,185	27,974,289	27,957,852
Selling, general and administrative expenses	(18,089,829)	(16,793,094)	(14,890,640)
Litigation settlement (Note 6)		(3,000,000)	
Income from operations	11,516,356	8,181,195	13,067,212
Investment income	1,120,775	825,689	367,049
Interest expense			(4,089)
Income before income taxes	12,637,131	9,006,884	13,430,172
Provision for income taxes	(4,545,122)	(3,255,000)	(5,000,000)
Net income	$ 8,092,009	$ 5,751,884	$ 8,430,172
Weighted average number of shares outstanding – basic	10,216,688	10,216,688	10,216,688
Weighted average number of shares outstanding – diluted	10,222,669	10,216,688	10,216,688
Earnings per share – basic and diluted	$ .79	$ .56	$ .83
Cash dividends declared per common share	$ .36	$ .36	$ .33

See accompanying notes to financial statements.

Statements of Shareholders' Equity

	Common Stock		Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount					
BALANCE – March 31, 2002	10,216,688	$510,834	$37,747,492		$22,317,637	$(145,528)	$60,430,435
Cash dividends					(3,371,694)		(3,371,694)
Comprehensive income:							
Unrealized loss on investments available for sale						(8,509)	(8,509)
Adjustment for impairment of investments included in net income						233,100	233,100
Net income					8,430,172		8,430,172
Comprehensive income							8,654,763
BALANCE – March 30, 2003	10,216,688	510,834	37,747,492		27,376,115	79,063	65,713,504
Cash dividends					(3,678,008)		(3,678,008)
Comprehensive income:							
Unrealized gain on investments available for sale						117,265	117,265
Net income					5,751,884		5,751,884
Comprehensive income							5,869,149
BALANCE – March 28, 2004	10,216,688	510,834	37,747,492		29,449,991	196,328	67,904,645
Cash dividends					(3,692,643)		(3,692,643)
Restricted stock issued	40,653	2,033	484,584	$ (486,617)			—
Amortization of unearned compensation				287,915			287,915
Comprehensive income:							
Unrealized loss on investments available for sale						(392,359)	(392,359)
Net income					8,092,009		8,092,009
Comprehensive income							7,699,650
BALANCE – April 3, 2005	10,257,341	$512,867	$38,232,076	$ (198,702)	$33,849,357	$(196,031)	$72,199,567

See accompanying notes to financial statements.

Statements of Cash Flows

	Fiscal Year Ended April 3, 2005	Fiscal Year Ended March 28, 2004	Fiscal Year Ended March 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 8,092,009	$ 5,751,884	$ 8,430,172
Reconciliation to cash flows:			
Depreciation and amortization	4,522,861	2,992,104	2,958,975
Deferred income taxes	23,033	270,612	(121,770)
Restricted stock compensation expense	287,915		
Adjustment of notes receivable reserve	(658,134)		
Impairment of investments			370,000
Earnings on other assets	(6,854)	(41,642)	(72,929)
Loss from property disposals	134,439	69,716	34,713
Changes in operating accounts (using) providing cash:			
Trade receivables	(2,365,102)	(55,280)	(590,763)
Inventories	299,471	511,257	(797)
Accounts payable	1,194,140	(1,102,671)	1,758,900
Accrued liabilities	(18,745)	69,502	2,079,348
Other	1,112,125	(1,053,886)	(256,741)
Net cash provided by operating activities	12,617,158	7,411,596	14,589,108
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, plant, and equipment	(5,922,862)	(4,897,551)	(2,348,124)
Purchase of investments	(11,491,472)	(8,506,919)	(21,395,228)
Sale and maturities of investments	11,201,957	9,630,392	6,022,000
Proceeds from property disposals	110,283	53,250	59,150
Payments received on notes receivable	176,083	192,489	269,122
Net cash used in investing activities	(5,926,011)	(3,528,339)	(17,393,080)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(3,685,326)	(3,678,008)	(3,065,380)
Debt repayment			(116,823)
Net cash used in financing activities	(3,685,326)	(3,678,008)	(3,182,203)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,005,821	205,249	(5,986,175)
CASH AND CASH EQUIVALENTS – Beginning of period	1,558,969	1,353,720	7,339,895
CASH AND CASH EQUIVALENTS – End of period	$ 4,564,790	$ 1,558,969	$ 1,353,720
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION –			
Issuance of restricted stock	$ 486,617	$	$
Cash paid during the year for:			
Income taxes	$ 3,374,364	$ 3,897,997	$ 5,106,724
Interest	$	$	$ 8,177

See accompanying notes to financial statements.

Notes to Financial Statements

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Hawkins, Inc. (the "Company") has three reportable segments: Industrial, Water Treatment and Pharmaceutical. The Industrial segment specializes in providing industrial chemicals and services to the energy, electronics, and plating industries. In addition, the Industrial segment provides products and services to food manufacturers and processing plants. The Water Treatment segment specializes in providing water and waste-water treatment equipment, chemicals and service to municipal and industrial customers. The Pharmaceutical segment specializes in providing pharmaceutical chemicals to pharmacies and small-scale pharmaceutical manufacturers.

Fiscal Year – The Company's fiscal year is a 52/53-week year ending on the Sunday closest to March 31. The fiscal year ended April 3, 2005 was a 53-week year and the fiscal years ended March 28, 2004 and March 30, 2003 were 52-week years.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes revenue when the product has been shipped to the customer if there is evidence that the customer has agreed to purchase the products, performance has occurred, the price and terms of sale are fixed, and collection of the receivable is expected.

Shipping and Handling – All shipping and handling amounts billed to customers are included in revenues. Costs incurred related to shipping and handling are included in costs of sales.

Cash Equivalents – Cash equivalents include all liquid debt instruments (primarily cash funds, money market accounts and certificates of deposit) purchased with an original maturity of three months or less. The balances maintained at financial institutions may, at times, exceed federally insured limits.

Investments – Held-to-maturity securities consist of debt securities, which the Company has the intent and ability to hold to maturity and are valued at amortized historical cost. Under certain circumstances (including the deterioration of the issuer's creditworthiness or a change in tax law or statutory or regulatory requirements), securities held-to-maturity may be sold or transferred to another portfolio.

Available-for-sale securities consist of debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, or changes in the availability or yield of alternative investments. These securities are valued at current market value, with the resulting unrealized holding gains and losses excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Available-for-sale securities are included in current assets if their market value exceeds its amortized cost and are available to fund current operations. Available-for-sale securities whose market value is less than its amortized cost that have not been identified as other-than-temporarily impaired are classified as current assets if the security matures in less than one year and are classified as non-current assets if the security matures in one year or longer. Available-for-sale securities with a market value of $15,570,000 and $1,050,516 were classified as non-current at April 3, 2005 and March 28, 2004, respectively.

All securities with gross unrealized losses are subjected to the Company's process for identifying other-than-temporary impairments. The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be impaired. The initial indicator of impairment is a sustained decline in market price below the amortized cost of the investment. On a case-by-case basis, the Company considers the length of time and the extent to which market value has been less than cost, the cause of the price decline, the extent to which the price decline is due to the general level of interest rates or other issuer specific factors, the issuer's financial condition and ability to make future payments in a timely manner, and the Company's investment horizon. A loss of $370,000 was recorded in the fiscal year ended March 30, 2003 due to declines in market value that were deemed other than temporary. The Company does not engage in trading activities.

Inventories – Inventories, consisting primarily of finished goods, are primarily valued at the lower of cost or net realizable value, with cost being determined using the last-in, first-out ("LIFO") method. The Pharmaceutical segment's inventory cost is determined using the first-in, first-out ("FIFO") method, which represents approximately 19% and 22% of the total FIFO inventory balance at April 3, 2005 and March 28, 2004, respectively.

Property, Plant and Equipment – Property is stated at cost and depreciated over the lives of the assets, using both straight-line and declining-balance methods. Estimated lives are: 10 to 50 years for buildings and improvements; 3 to 15 years for machinery and equipment; 3 to 10 years for transportation equipment; and 3 to 10 years for office furniture and equipment.

Intangible Assets – Intangible assets consist primarily of customer lists, trademarks, and trade names acquired in previous business acquisitions. The values assigned to the intangible assets are being amortized primarily over 15 years. As of April 3, 2005, the Company had net intangible assets of $2,492,330. Amortization expense was $285,848 during the fiscal year ended April 3, 2005 and $283,485 during the fiscal years ended March 28, 2004 and March 30, 2003. The estimated amortization expense for each of the next five years is approximately $284,000 per year.

Recoverability of Long-Lived Assets – The Company reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The Company determines potential impairment by comparing the carrying value of the assets with expected net cash flows expected to be provided by operating activities of the business or related products. Should the sum of the expected future net cash flows be less than the carrying value, the Company would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset based on market value that is based on the discounted cash flows expected to be generated by the asset.

Income Taxes – The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the deferred tax assets and liabilities are recognized based on differences between the financial statements and the tax bases of assets and liabilities using presently enacted tax rates.

Earnings Per Share – Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding.

Concentrations of Credit Risk – Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of investments available-for-sale and trade receivables. The Company sells its principal products to a large number of customers in many different industries. To reduce credit risk, the Company routinely assesses the financial strength of its customers. The Company invests its excess cash balances in certificate of deposits with original maturities of three months or less and a money market account at a single financial institution.

At April 3, 2005, the Company also had an investment portfolio of fixed income securities and mutual funds, excluding $7,910,598 of those classified as cash and cash equivalents and variable rate securities, of $11,373,512 and $8,038,275, respectively. The fixed income securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity and therefore the Company would not expect to recognize an adverse impact on net income or cash flows. The value of mutual funds, like all mutual funds, may increase or decrease due to market volatility.

Derivative Instruments and Hedging Activities – In fiscal 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. Management has reviewed the requirements of SFAS No. 133 and has determined that the Company has no freestanding or embedded derivatives. All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases and sales. The Company's policy is to not use freestanding derivatives and to not enter into contracts with terms that cannot be designated as normal purchases or sales.

Risk and Uncertainties – There are no concentrations of business transacted with a particular customer or supplier nor concentrations of sales from a particular service or geographic area that would severely impact the Company in the near term.

Accounting Pronouncements – On March 31, 2004, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF No. 03-1"), which provides guidance on recognizing other-than-temporary impairments on certain investments. EITF No. 03-1 is effective for other-than-temporary impairment evaluations for investments accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as well as non-marketable equity securities accounted for under the cost method for reporting periods beginning after June 15, 2004. EITF No. 03-1 requires that investments which have declined in value must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment, which might mean maturity. EITF No. 03-1 also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. EITF No. 03-1 does not suspend the current requirements for other-than-temporary impairments under Staff Accounting Bulletin No. 59. In September 2004, the FASB issued Proposed Staff Position EITF Issue No. 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1," which provides further guidance regarding this issue. In September 2004, the FASB also issued Proposed Staff Position EITF Issue No. 03-1-1, "Effective Date of Paragraphs 10-20 of EITF No. 03-1," which defers the effective date of certain paragraphs of EITF Issue No. 03-1. The Company adopted the initial portions of EITF 03-01 in December 2003. The adoption of the remaining portions is not expected to have a material impact on our results of operations or financial condition.

In September 2004, the EITF reached a consensus on Issue No. 04-10, "Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131), in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds." Issue No. 04-10 clarifies the criteria for aggregating an operating segment that does not meet all of the aggregation criteria in paragraph 17 of SFAS No. 131, but also falls below the quantitative criteria that would dictate that the segment be reported separately. The consensus reached would enable an entity to aggregate two or more segments that have similar economic characteristics and share a majority of the aggregation criteria in paragraph 17 of SFAS No. 131. Although Issue No. 04-10 was to be effective immediately, in November 2004 the EITF delayed the implementation of this issue in order to have its effective date coincide with a related FASB Staff Position (FSP), which will clarify the meaning of similar economic characteristics. Issue No. 04-10 is to be applied by retroactive restatement of previous periods. Adoption of Issue No. 04-10 is not expected to have an impact on our operating results and financial condition.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This statement amends Chapter 4 of ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage), as well as requiring that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and the Company is currently assessing the impact of SFAS No. 151 on our operating results and financial condition.

During December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R), which amends SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS 95, "Statement of Cash Flows." SFAS 123R requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, and will be effective for public companies for interim or annual periods beginning after June 15, 2005. This new standard may be adopted in one of two ways – the modified prospective transition method or the modified retrospective transition method. The Company does not expect there to be an affect from the accounting change on its financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This statement amends Accounting Principles Board (APB) Opinion No. 29 to improve financial reporting by eliminating certain narrow differences between the FASB's and the International Accounting Standards Board's (IASB) existing accounting standards for nonmonetary exchanges of similar productive assets. The provisions of this statement shall be prospectively applied and are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently assessing the impact of SFAS No. 153 on its operating results and financial condition.

Reclassifications – Certain reclassifications have been made to prior year amounts to conform to the current year presentation. Such reclassifications had no effect on net income or shareholders' equity as previously reported.

2. INVESTMENTS

The amortized cost and fair value by maturity as of April 3, 2005 are shown below:

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 Year				
Fixed Income Securities	$ —	$ —	$ 2,634,323	$ 2,642,718
Investment Contracts	—	—	1,405,134	1,405,134
Within 1 Year	—	—	4,039,457	4,047,852
1-5 Years				
Fixed Income Securities	150,000	151,650	7,149,262	6,995,953
Investment Contracts	—	—	1,940,674	1,940,674
1-5 Years	150,000	151,650	9,089,936	8,936,627
5-10 Years	100,000	108,417	—	—
After 10 Years	265,000	281,620	1,235,218	1,219,841
Equity Securities	—	—	8,185,015	8,038,275
	$ 515,000	$ 541,687	$22,549,626	$22,242,595

The amortized cost and fair value of investment securities available-for-sale as of April 3, 2005 and March 28, 2004 were as follows:

	April 3, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed Income Securities:				
U.S. Corporate Securities	$ 7,466,486	$13,467	$(136,925)	$ 7,343,028
U.S. Government Agency Securities	2,133,674	630	(37,590)	2,096,714
States and Political Subdivisions	1,418,643	788	(661)	1,418,770
Total Fixed Income Securities	$11,018,803	$14,885	$(175,176)	$10,858,512
Marketable Equity Securities:				
Mutual Fund – Short-Term Bond Funds	$ 8,185,015	$19,362	$(166,102)	$ 8,038,275
Total Equity Securities	$ 8,185,015	$19,362	$(166,102)	$ 8,038,275

	March 28, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed Income Securities:				
U.S. Corporate Securities	$4,553,918	$ 65,689	$ (102)	$4,619,505
U.S. Government Agency Securities	2,087,680	7,967	(11,365)	2,084,282
States and Political Subdivisions	3,243,785	32,979	(24)	3,276,740
Total Fixed Income Securities	$9,885,383	$106,635	$(11,491)	$9,980,527
Marketable Equity Securities:				
Mutual Fund – Short-Term Bond Funds	$9,092,436	$ 51,168	$ —	$9,143,604
Total Equity Securities	$9,092,436	$ 51,168	$ —	$9,143,604

Additionally, the Company's available-for-sale investments include investment contracts with highly rated, stable insurance companies of $3,345,808 and $3,240,308 as of April 3, 2005 and March 28, 2004, respectively with fair values that approximate amortized cost. Proceeds from the sale of investments were

$11,201,957, $9,630,392 and $6,022,000 for the fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003, respectively. Realized gains and losses were not material for the fiscal years ended April 3, 2005 and March 28, 2004. The Company recorded a loss of $370,000 in the fiscal year ended March 30, 2003 due to declines in fair value of mutual funds that were deemed other than temporary. These mutual funds were divested during the fiscal year ended March 28, 2004 and as of April 3, 2005 mutual funds consist of short-term bond funds that invest primarily in investment grade securities.

The following table provides the gross unrealized losses and fair value, aggregated by investment category, and the length of time the individual securities have been in a continuous unrealized loss position at April 3, 2005 and March 28, 2004:

	April 3, 2005					
	Less Than 12 Months		Equal to or Greater Than 12 Months			
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Total Unrealized Losses
Fixed Income Securities:						
U.S. Corporate Securities	$6,228,618	$(120,716)	$ 543,137	$(16,209)	$6,771,755	$(136,925)
U.S. Government Agency Securities	1,249,048	(24,556)	711,911	(13,034)	1,960,959	(37,590)
States and Political Subdivisions	1,012,314	(661)	—	—	1,012,314	(661)
Total Fixed Income Securities	$8,489,980	$(145,933)	$1,255,048	$(29,243)	$9,745,028	$(175,176)
Marketable Equity Securities:						
Mutual Fund - Short-term Bond Fund	$7,490,034	$(166,102)	$ —	$ —	$7,490,034	$(166,102)
Total Equity Securities	$7,490,034	$(166,102)	$ —	$ —	$7,490,034	$(166,102)

	March 28, 2004					
	Less Than 12 Months		Equal to or Greater Than 12 Months			
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Total Unrealized Losses
Fixed Income Securities:						
U.S. Corporate Securities	$299,898	$ (102)	$ —	$ —	$ 299,898	$ (102)
U.S. Government Agency Securities	297,660	(2,340)	750,618	(9,025)	1,048,278	(11,365)
States and Politial Subdivisions	200,000	(24)	—	—	200,000	(24)
Total Fixed Income Securities	$797,558	$(2,466)	$750,618	$(9,025)	$1,548,176	$(11,491)
Marketable Equity Securities:						
Mutual Fund - Short-term Bond Fund	$ —	$ —	$ —	$ —	$ —	$ —
Total Equity Securities	$ —	$ —	$ —	$ —	$ —	$ —

There were 52 and 12 investments in an unrealized loss position as of April 3, 2005 and March 28, 2004, respectively. The Company believes that the unrealized losses in the investment portfolio are the result of increases in market interest rates and not from the deterioration in the creditworthiness of the issuer. The majority of the investments have contractual terms, which do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. The U.S. Government agency securities are guaranteed by an agency of the U.S. Government and the obligations of the state and political subdivisions are general obligations of public entities. The mutual funds held by the Company are invested in securities with characteristics similar to the fixed income portfolio to enhance investment portfolio diversification. The Company has the ability and intent to hold these investments until a recovery of fair value. The Company does not consider these investments to be other-than-temporarily impaired.

3. INVENTORIES

Inventories at April 3, 2005 and March 28, 2004 consisted of the following:

	2005	2004
Finished goods (FIFO basis)	$ 9,889,652	$ 9,289,560
LIFO reserve	(1,302,042)	(402,479)
Net inventory	$ 8,587,610	$ 8,887,081

Inventories valued under the LIFO method at April 3, 2005 and March 28, 2004 were $8,061,696 and $7,152,123, respectively. The balance of the inventory was valued under the FIFO method.

In fiscal 2005, the LIFO reserve increased by $899,563. The increase in the LIFO reserve was caused by a significant increase in the cost of a single, large-volume component of inventory. During the fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003, the Company liquidated LIFO inventory layers that were at lower costs than current costs. The impact of the liquidation on cost of sales was approximately $200,000 for the fiscal year ended April 3, 2005 and was not material for the fiscal years ended March 28, 2004 and March 30, 2003.

4. NOTES RECEIVABLE

The Company has three notes receivable related to the sales of Tessman Seed, Inc., certain land and a building, and The Lynde Company. At April 3, 2005 and March 28, 2004, the net balances outstanding on the notes receivable were $2,255,306 and $1,773,255, respectively. The current portion of $157,142 and $176,083 at April 3, 2005 and March 28, 2004, respectively, are included within prepaid expenses and other current assets and the remaining balances are included within other assets. The notes receivable bear interest at 8% and are due in equal monthly installments of $36,204 through September 1, 2010 at which time the remaining unpaid balance of $1,213,163 is due. Land and a building, and a personal guarantee secure the notes receivable. The increase in the outstanding balance is related to a decrease in the reserve the Company recorded in previous years due to uncertainty regarding the collectability of the notes receivable. The Company reassesses the collectability of these receivables periodically, and during the current year, the Company determined that the reserve was no longer necessary.

5. PENSION AND EMPLOYEE STOCK OWNERSHIP PLANS

The Company has a defined contribution pension plan covering substantially all of its non-bargaining employees. Pension expense for the fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003 were $1,688,240, $1,606,085, and $1,093,697, respectively. Contributions are made at the discretion of the Board of Directors subject to a maximum amount allowed under the Internal Revenue Code. The Company's cost for the pension plan was determined as 15% of each employee's covered compensation in the fiscal years ended April 3, 2005 and March 28, 2004 and 11% in the fiscal year ended March 30, 2003. Amounts charged to pension expense and contributed to union multi-employer pension plans (not included in the above amounts) were not material. It is the Company's policy to fund all pension costs accrued.

The Company has an employee stock ownership plan covering substantially all of its non-bargaining employees. Contributions are made at the discretion of the Board of Directors subject to a maximum amount allowed under the Internal Revenue Code. Contributions for the fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003 were $564,558, $544,189, and $901,922, respectively.

During the fiscal year ended April 3, 2005, the Company issued 40,653 shares of restricted stock to certain employees of the Company. The restricted stock awards are recorded as compensation cost over the requisite vesting periods based on the market value on the date of grant. Unearned compensation cost on restricted stock awards is shown as a reduction to shareholders' equity. Restricted stock expense for the fiscal year ended April 3, 2005 was $287,915.

The Company does not currently offer any post-retirement benefits.

6. COMMITMENTS AND CONTINGENCIES

Leases – The Company has various operating leases for trucks and land and buildings on which some of its operations are located. Future minimum lease payments due under operating leases with an initial term of one year or more at April 3, 2005 are $246,684 in 2006, $224,115 in 2007, $180,072 in 2008, $185,523 in 2009, $187,023 in 2010, and $3,065,205 thereafter. Total rental expense for the fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003 were as follows:

	2005	2004	2003
Minimum rentals	$243,960	$179,908	$179,113
Contingent rentals	65,639	42,931	41,524
Total rental expense	$309,599	$222,839	$220,637

Litigation – In the fourth quarter of fiscal 2004, the Company paid $3.0 million to resolve a personal injury lawsuit encaptioned *Chavarria et al v. Hawkins, Inc., Panorama Compounding Pharmacy, and Valley Drug and Compounding, et al* that arose from the alleged mislabeling of certain inventory the Company purchased in connection with its acquisition of St. Mary's Chemicals, Inc. (d/b/a Universal Chemicals) in May 2000. Pursuant to the terms of the settlement, the Company denied all liability and reserved its right to pursue indemnification and contribution from third parties. In July 2004, the Company filed suit in Hennepin County, Minnesota against the former principals of Universal Chemicals, seeking indemnification for the costs the Company incurred in defending and resolving the prior litigation.

On June 23, 2005, the Company and the former Universal Chemicals principals (the "defendants") executed a settlement agreement in full and final resolution of the Company's claims, as well as any claims the defendants may have or may have had against the Company. The settlement agreement requires the defendants to surrender to the Company 75,358 shares of the Company's common stock, which they received as consideration for the May 2000 acquisition. The agreement also terminates the non-competition provisions of the Company's agreements with the defendants, relieving the Company of the obligation to pay $500,000 to the defendants over the next five years as consideration for these provisions. The settlement agreement calls for the parties to execute mutual releases and a stipulation of dismissal. The proceeds from this settlement are expected to be recorded in the financial statements during the 2006 fiscal year.

The Company is involved in various legal actions arising from the normal course of business. Management is of the opinion that any judgment or settlement resulting from pending or threatened litigation would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Asset Retirement Obligations – The Company has two leases of land, and at the end of the lease term (currently 2018 if the leases are not renewed), the Company has a specified amount of time to remove the property and buildings. At the end of the specified amount of time, anything that remains on the land becomes the property of the lessor, and the lessor has the option to either maintain the property or remove the property at the Company's expense. The Company has not been able to reasonably estimate the fair value of the asset retirement obligations, primarily due to the combination of the following factors: the leases do not expire in the near future; the Company has a history of extending the leases with the lessor and currently intends to do so at expiration of this lease period; the lessor does not have a history of terminating leases with its tenants; and because it is more likely than not that the buildings will have value at the end of the lease life and therefore, may not be removed by either the lessee or the lessor. Therefore, in accordance with SFAS 143, "Accounting for Asset Retirement Obligations," the Company has not recorded an asset retirement obligation as of April 3, 2005. The Company will continue to monitor the factors surrounding the requirement to record an asset retirement obligation and will recognize the fair value of a liability in the period in which it is incurred and a reasonable estimate can be made.

7. INCOME TAXES

The provisions for income taxes are as follows:

	Fiscal Year Ended April 3, 2005	Fiscal Year Ended March 28, 2004	Fiscal Year Ended March 30, 2003
Federal - current	$ 3,578,342	$ 2,351,497	$ 4,057,347
State - current	943,747	632,891	1,064,423
Deferred	23,033	270,612	(121,770)
Total provision	$ 4,545,122	$ 3,255,000	$ 5,000,000

Reconciliations of the provisions for income taxes, based on income from continuing operations, to the applicable federal statutory income tax rate of 35% are as follows:

	Fiscal Year Ended April 3, 2005	Fiscal Year Ended March 28, 2004	Fiscal Year Ended March 30, 2003
Statutory federal income tax	$ 4,422,996	$ 3,152,409	$ 4,700,560
State income taxes, net of federal deduction	648,194	506,730	702,552
Tax-exempt income	(27,634)	(83,458)	(74,163)
ESOP dividend deduction on allocated shares	(209,578)	(221,447)	(226,373)
Other - net	(288,856)	(99,234)	(102,576)
Total	$ 4,545,122	$ 3,255,000	$ 5,000,000

The tax effects of items comprising the Company's net deferred tax asset (liability) as of April 3, 2005 and March 28, 2004 are as follows:

	2005	2004
Current deferred taxes:		
Trade receivables	$ 87,750	$ 107,250
Inventory	415,692	620,062
Restricted stock	121,703	
Accruals	262,806	391,093
Total*	$ 887,951	$ 1,118,405
Noncurrent deferred taxes:		
Gain on sale of The Lynde Company	$ (72,393)	$ (147,941)
Excess of tax over book depreciation	(1,224,157)	(1,348,902)
Unrealized loss (gain) on investments	111,000	(118,000)
Other	7,128	
Total	$ (1,178,422)	$ (1,614,843)

*Included in prepaid expenses and other current assets on the balance sheet.

8. ST. MARY'S CHEMICALS, INC. ACQUISITION

On May 26, 2000, the Company completed the acquisition of certain assets of St. Mary's Chemicals, Inc. d.b.a. Universal Chemicals. Universal Chemicals, a Minnesota-based company, was engaged in the business of marketing, selling, and distributing pharmaceutical chemicals to pharmacies and pharmacy wholesalers. The Company also entered into a five-year employment agreement with one of the previous owners of Universal Chemicals and consulting agreements with the other two previous owners of Universal Chemicals. The employment agreement and consulting agreements contain performance bonuses and noncompete provisions. The agreements are based on Universal Chemicals' cumulative operating results, as defined in the agreements, for five years after the acquisition date and have a maximum payout of $3,520,000. Based upon financial results through April 3, 2005, no payment amount would be due. The noncompete provisions covered a period of five years after the termination of the employment or consulting agreements, and require annual payments of $100,000 to $200,000 depending on Universal Chemicals' operating results, as defined in the agreements, for five years after the termination date. The noncompete provisions were terminated as part of the settlement of indemnification litigation against the previous owners (see Note 6).

9. SEGMENT INFORMATION

The Company has three reportable segments: Industrial, Water Treatment and Pharmaceutical. The Industrial segment specializes in providing industrial chemicals and services to the energy, electronics, and plating industries. In addition, the Industrial segment provides products and services to food manufacturers and processing plants. The Water Treatment segment specializes in providing water and waste-water treatment equipment and chemicals and in helping customers find solutions to system problems. The Pharmaceutical segment specializes in providing pharmaceutical chemicals to pharmacies and small-scale pharmaceutical manufacturers.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Product costs and expenses for each segment are based on actual costs incurred along with cost allocation of shared and centralized functions. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains and losses. Reportable segments are defined by product and type of customer. Segments are responsible for the sales, marketing and development of their products and services. The segments do not have separate accounting, administration, customer service or purchasing functions.

Reportable Segments	Industrial	Water Treatment	Pharmaceutical	Total
Fiscal Year Ended April 3, 2005:				
Sales	$ 64,130,067	$ 41,529,630	$ 9,620,615	$ 115,280,312
Cost of sales	50,713,339	28,512,805	6,447,983	85,674,127
Gross margin	13,416,728	13,016,825	3,172,632	29,606,185
Income from operations	$ 3,372,624	$ 7,516,673	$ 627,059	$ 11,516,356
Identifiable assets*	$ 35,667,914	$ 16,384,456	$ 5,930,442	$ 57,982,812

* Unallocated assets consisting primarily of cash and cash equivalents, investments, and prepaid expenses were $29,675,306 at April 3, 2005.

Reportable Segments	Industrial	Water Treatment	Pharmaceutical	Total
Fiscal Year Ended March 28, 2004:				
Sales	$ 59,313,229	$ 39,281,149	$ 8,433,753	$ 107,028,131
Cost of sales	46,928,930	26,475,965	5,648,947	79,053,842
Gross margin	12,384,299	12,805,184	2,784,806	27,974,289
Income (loss) from operations	$ 3,395,421	$ 7,225,199	$ (2,439,425)	$ 8,181,195
Identifiable assets*	$ 34,942,225	$ 13,566,741	$ 5,770,884	$ 54,279,850

* Unallocated assets consisting primarily of cash and cash equivalents, investments, and prepaid expenses were $28,337,055 at March 28, 2004.

Reportable Segments	Industrial	Water Treatment	Pharmaceutical	Total
Fiscal Year Ended March 30, 2003:				
Sales	$ 59,037,102	$ 36,330,322	$ 8,637,187	$ 104,004,611
Cost of sales	45,588,991	24,447,955	6,009,813	76,046,759
Gross margin	13,448,111	11,882,367	2,627,374	27,957,852
Income from operations	$ 5,430,389	$ 6,756,074	$ 880,749	$ 13,067,212
Identifiable assets*	$ 34,593,776	$ 13,122,105	$ 5,429,954	$ 53,145,835

* Unallocated assets consisting primarily of cash and cash equivalents, investments, and prepaid expenses were $27,952,904 at March 30, 2003.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of disclosure controls and procedures

The Company conducted an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Due to the material weaknesses described below, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of the end of the period covered by this report in alerting them on a timely basis to material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act. The Chief Executive Officer and Chief Financial Officer believe that, subsequent to April 3, 2005, the Company has remediated or is currently in process of remediating these deficiencies.

Management's Report on Internal Control Over Financial Reporting

The management of Hawkins, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (GAAP).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of April 3, 2005. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As defined by the Public Company Accounting Oversight Board's Auditing Standard No. 2, a material weakness is a control deficiency, or combination of control deficiencies, that resulted in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.

Our assessment identified the following material weaknesses in the financial close and reporting process:

- Inadequate support of the account balances for the allowance for uncollectible note receivable, deferred tax liability and customer container deposits; and
- Improper application of GAAP related to the selection and application of depreciation lives of certain fixed assets and the amortization period of leasehold improvements for assets placed in service in previous years.

As a result of the above deficiencies, certain accounting errors occurred and certain adjustments were recorded in the fourth quarter. The impact of these adjustments was not material to the financial statements. However, due to the actual misstatements, the potential for more significant misstatements, and the absence of other mitigating controls, there is a more than remote likelihood that a material misstatement of the interim and annual financial statements would not be prevented or detected as a result of each weakness. As a result, management determined that these identified deficiencies were material weaknesses in internal control over financial reporting and has concluded that our internal control over financial reporting was not effective as of April 3, 2005.

The Company's independent registered public accounting firm has issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report appears herein on page 35.

/s/ John R. Hawkins	/s/ Marvin E. Dee
John R. Hawkins	Marvin E. Dee
Chief Executive Officer	Chief Financial Officer
June 29, 2005	June 29, 2005

Remediation of Material Weaknesses

As discussed above, we have identified material weaknesses in our internal control over financial reporting. We have taken steps to address the specific deficiencies identified above. In addition, to remediate the material weaknesses in our internal control over financial reporting subsequent to year end, we have implemented or are in the process of implementing the following actions, which are all expected to be completed by the end of the third quarter except for the last item, which will be ongoing:

- We are updating our GAAP and other checklists to ensure that guidance is current and complete.
- We are assessing the need for additional ongoing employee training as it relates to the evolving financial reporting environment and new emerging accounting issues.
- We are implementing additional procedures within our financial close and reporting process to analyze for accuracy and adjust all material accounts on a timely basis.
- We are establishing procedures which require a review by the finance department of all material contracts, including leases.
- We are evaluating our financial organization to determine the most appropriate and effective use of our current resources and to determine if additional resources are necessary to support the financial reporting process.

Changes in Internal Control

There were no changes in the Company's internal control over financial reporting that occurred during the fourth quarter ended April 3, 2005 that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hawkins, Inc.
Minneapolis, MN

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Hawkins, Inc. (the "Company") did not maintain effective internal control over financial reporting as of April 3, 2005, because of the effect of the material weaknesses identified in management's assessment based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

- The company did not implement the procedures and review processes required in order to ensure the allowance for uncollectible note receivable, deferred tax liability and customer container deposits were adequately supported; and,
- The company's controls related to the selection and application of useful lives of certain fixed assets and leasehold improvements capitalized in previous years did not operate effectively.

Due to the actual misstatements, the potential for more significant misstatements, and the absence of other mitigating controls, there is a more than remote likelihood that a material misstatement of the interim and annual financial statements would not be prevented or detected as a result of each weakness. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the financial statements and financial statement schedule as of and for the year ended April 3, 2005, of the Company and this report does not affect our reports on such financial statements and financial statement schedule.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of April 3, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of April 3, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements and financial statement schedule as of and for the year ended April 3, 2005, of the Company and our reports dated June 29, 2005 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Minneapolis, MN
June 29, 2005

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY.

The information under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2005 Annual Meeting of Shareholders is incorporated herein by this reference. Information required under this item with respect to executive officers is contained in Part I of this Form 10-K under the caption "Executive Officers of the Registrant."

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors and employees, including our principal executive officer, principal financial officer, controller and other persons performing similar functions. We have posted the Code of Business Conduct and Ethics on our website located at http://www.hawkinsinc.com. We intend to post on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, controller and other persons performing similar functions within four business days following the date of such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION.

The information under the caption "Compensation of Executive Officers and Directors" in the Proxy Statement for the 2005 Annual Meeting of Shareholders is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information under the caption "Security Ownership of Management and Beneficial Ownership" and under the heading "Equity Compensation Plan Information" in the Proxy Statement for the 2005 Annual Meeting of Shareholders is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information under the captions "Election of Directors" and "Related Party Transactions" in the Proxy Statement for the 2005 Annual Meeting of Shareholders is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information under the caption "Independent Auditors' Fees" in the Proxy Statement for the 2005 Annual Meeting of Shareholders is incorporated herein by this reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a)(1) FINANCIAL STATEMENTS OF THE COMPANY.

The following financial statements of Hawkins, Inc. are filed as part of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm.

Balance Sheets at April 3, 2005 and March 28, 2004.

Statements of Income for the fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003.

Statements of Shareholders' Equity for the fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003.

Statements of Cash Flows for the fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003.

Notes to Financial Statements.

(a)(2) FINANCIAL STATEMENT SCHEDULES OF THE COMPANY.

The additional financial data listed below is included as a schedule to this Annual Report on Form 10-K and should be read in conjunction with the financial statements presented in Part II, Item 8. Schedules not included with this additional financial data have been omitted because they are not required or the required information is included in the financial statements or the notes.

Report of Independent Registered Public Accounting Firm.

The following financial statement schedule for the fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003.

Schedule II – Valuation and Qualifying Accounts.

(a)(3) EXHIBITS.

Exhibit	Description	Method of Filing
3.1	Amended and Second Restated Articles of Incorporation as amended through February 27, 2001. (1)	Incorporated by Reference
3.2	Second Amended and Superseding By-Laws as amended through February 15, 1995. (2)	Incorporated by Reference
10.1	Retirement Agreement dated December 2, 1998 between the Company and Howard M. Hawkins.	Filed Electronically
23.1	Consent of Independent Registered Public Accounting Firm.	Filed Electronically
31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.	Filed Electronically
31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.	Filed Electronically
32.1	Section 1350 Certification by Chief Executive Officer.	Filed Electronically
32.2	Section 1350 Certification by Chief Financial Officer.	Filed Electronically

(1) Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended September 30, 2001.

(2) Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended October 1, 1995.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned on July 1, 2005.

HAWKINS, INC.

By: /s/ John R. Hawkins

John R. Hawkins, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has also been signed below by the following persons on behalf of the Company and in the capacities indicated on July 1, 2005.

/s/ John R. Hawkins

John R. Hawkins, Chief Executive Officer (Principal Executive Officer) and Director

/s/ Marvin E. Dee

Marvin E. Dee, Chief Financial Officer, Vice President, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)

/s/ Dean.L. Hahn

Dean L. Hahn, Director

/s/ Donald L. Shipp

Donald L. Shipp, Director

/s/ Howard M. Hawkins

Howard M. Hawkins, Director

/s/ John S. McKeon

John S. McKeon, Director

/s/ Duane M. Jergenson

Duane M. Jergenson, Director

/s/ G. Robert Gey

G. Robert Gey, Director

/s/ Daryl I. Skaar

Daryl I. Skaar, Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hawkins, Inc.
Minneapolis, Minnesota

We have audited the financial statements of Hawkins, Inc. (the "Company") as of April 3, 2005 and March 28, 2004, and for each of the three years in the period ended April 3, 2005, management's assessment of the effectiveness of the Company's internal control over financial reporting as of April 3, 2005, and the effectiveness of the Company's internal control over financial reporting as of April 3, 2005, and have issued our reports thereon dated June 29, 2005 (our report expresses an adverse opinion on the effectiveness of internal control over financial reporting because of material weaknesses); such financial statements and reports are included elsewhere in this Form 10-K. Our audits also included the financial statement schedule of the Company listed in Item 15(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 29, 2005

SCHEDULE II

HAWKINS, INC.

VALUATION AND QUALIFYING ACCOUNTS FOR THE FISCAL YEARS ENDED APRIL 3, 2005, MARCH 28, 2004 AND MARCH 30, 2003

		Additions			
Description	**Balance at Beginning of Year**	**Charged to Costs and Expenses**	**Charged To Other Accounts**	**Deductions Write-Offs**	**Balance at End of Year**
Reserve deducted from asset to which it applies:					
Year Ended April 3, 2005:					
Allowance for doubtful accounts	$ 275,000	$ (17,715)		$ 32,285	$ 225,000
Reserve for note receivable	658,134			658,134	0
	$ 933,134	$ (17,715)		$ 690,419	$ 225,000
Year Ended March 28, 2004:					
Allowance for doubtful accounts	$ 275,000	$ 47,432		$ 47,432	$ 275,000
Reserve for note receivable	658,134				658,134
	$ 933,134	$ 47,432		$ 47,432	$ 933,134
Year Ended March 30, 2003:					
Allowance for doubtful accounts	$ 300,000	$ 18,051		$ 43,051	$ 275,000
Reserve for note receivable	658,134				658,134
	$ 958,134	$ 18,051		$ 43,051	$ 933,134

Board of Directors and Corporate Officers

Board of Directors

John R. Hawkins
Chairman of the Board and Chief Executive Officer
Director since 1989

Dean L. Hahn
Past Chairman of the Board
Director since 1974

G. Robert Gey
President of Fuller Brands and the Fuller Brush Company
Director since 1999
Audit and Compensation Committees

Howard M. Hawkins
Past Vice President and Treasurer of Hawkins
Director since 1976

Duane M. Jergenson
Past Vice President of Operations, Taylor Corporation
Director since 1996
Audit and Compensation Committees

John S. McKeon
Past President and Chief Operating Officer of ConAgra Foods, Inc. Venture Development Group
Director since 1984
Audit and Compensation Committees

Donald L. Shipp
Past Vice Chairman of the Board
Director since 1977

Daryl I. Skaar
Past Vice President, Chief Procurement Officer of Lucent Technologies; Past Vice President of Purchasing and Packaging Engineering at 3M
Director since 2001
Audit and Compensation Committees

Officers

John R. Hawkins
Chairman of the Board and Chief Executive Officer

Marvin E. Dee
Vice President, Chief Financial Officer, Secretary, Treasurer

Keenan A. Paulson
Vice President – Water Treatment Group

John R. Sevenich
Vice President – Manufacturing and Specialty Products

Daniel E. Soderlund
Vice President – Pharmaceuticals

Corporate Information

Corporate Headquarters

Hawkins, Inc.
3100 East Hennepin Avenue
Minneapolis, MN 55413
612.331.6910 or
800.328.5460
www.hawkinsinc.com

Hawkins Common Stock

Hawkins, Inc. stock is traded on the Nasdaq Stock Market under the symbol HWKN.

Dividend Reinvestment Plan

Information on the Company's Dividend Reinvestment Plan is available by contacting:
Wells Fargo Bank, Minnesota, N.A.
Dividend Investment Plan Services
P.O. Box 64856
South St. Paul, MN 55164-0856
651.450.4064 or 1.800.468.9716

Securities Market Makers

- *Piper Jaffray Companies Inc.*
- *Knight Equity Markets, L.P.*
- *UBS Capital Markets L.P.*
- *Archipelago Exchange (The)*
- *National Stock Exchange*

Transfer Agent & Registrar

Shareholder inquiries concerning stock certificates, the transfer of shares, lost certificates or change of name or address should be directed to:
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854
651.450.4064 or 1.800.468.9716

Annual Meeting

The Company's Annual Meeting of Shareholders will be held at 3:00 p.m. on August 4, 2005, at the Four Points Sheraton Hotel, 1330 Industrial Boulevard, Minneapolis, Minnesota

Independent Auditors

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402

Corporate Counsel

Faegre & Benson LLP
90 South Seventh Street
Minneapolis, MN 55402-3901

Except for historical information, the information contained in this Annual Report is forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties (described from time to time in Hawkins' SEC reports) that may cause actual results to differ materially. If any of these risks or uncertainties materialize, Hawkins' results could differ materially from its expectations in these statements. Hawkins disclaims any intent or obligation to update these forward-looking statements.

Hawkins, Inc.
3100 East Hennepin Avenue
Minneapolis, MN 55413
800.328.5460
612.331.6910
Fax 612.331.5304
www.hawkinsinc.com